06003376

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Connecticut Avenue
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald S. Rumery 203-299-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 1700 2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald S. Rumery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managers Distributors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (o) Auditor's report on the study and evaluation of internal control.
- ☒ (p) Exemptive provision under rule 15c3-3.

MARIE C. BLACKWOOD
Notary Public
My Commission Expires 07/31/10

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Index
December 31, 2005 and 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors of
Managers Distributors, Inc.

In our opinion, the accompanying balance sheet and the related Statement of Operations, of Changes in Shareholder's Equity and Cash Flows present fairly, in all material respects, the financial position of Managers Distributors at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2004 and for the year then ended were audited by other auditors whose report dated January 27, 2005 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2006

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 1,107,313	$ 1,000,656
Due from related parties (Note 6)	152,840	289,990
Prepaid expenses and other current assets	90,900	41,137
Total assets	$ 1,351,053	$ 1,331,783
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable	$ 143,036	$ 141,174
Broker dealer fee payable	140,300	128,260
Other	38,607	61,518
Accrued income taxes	75,764	283,455
Total liabilities	397,707	614,407
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2005 and 2004)	10	10
Paid-in capital	129,990	129,990
Retained earnings	823,346	587,376
Total shareholder's equity	953,346	717,376
Total liabilities and shareholder's equity	$ 1,351,053	$ 1,331,783

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Revenue (see Note 6)	$ 2,033,500	$ 2,863,201
Cost of revenue	(1,348,173)	(1,104,250)
Total net revenue	685,327	1,758,951
Expenses		
Compensation	-	694,167
Employee benefits and payroll taxes	-	114,780
Allocable cost from Parent	117,808	-
Office general and administrative	31,484	120,131
NASD fees	44,408	47,628
Advertising, promotion and printing	-	6,196
Professional fees	84,489	8,078
Total general and administrative expenses	278,189	990,980
Income from operations	407,138	767,971
Investment income	25,585	5,994
Income before income taxes	432,723	773,965
Provision for income taxes	(196,753)	(304,746)
Net income	$ 235,970	$ 469,219

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.

(a wholly-owned subsidiary of Managers Investment Group LLC)

Statements of Changes in Shareholder's Equity

Years Ended December 31, 2005 and 2004

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	10	$ 129,990	$ 118,157	$ 248,157
Net income	-	-	469,219	469,219
Balance, December 31, 2004	10	129,990	587,376	717,376
Net income	-	-	235,970	235,970
Balance, December 31, 2005	10	$ 129,990	$ 823,346	$ 953,346

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows provided by operating activities		
Net income	$ 235,970	$ 469,219
Adjustments to reconcile net income to net cash provided by operating activities		
Increase (decrease) in amounts payable and other liabilities	(9,009)	296,159
Increase (decrease) in accrued income taxes	(207,691)	283,455
(Increase) decrease in accounts receivable	137,150	(266,541)
Increase in prepaid expenses and other current assets	(49,763)	(11,286)
Net cash provided by operating activities	106,657	771,006
Cash flows used in investing activities	-	-
Cash flows used in financing activities	-	-
Net increase in cash and cash equivalents	106,657	771,006
Cash and cash equivalents		
Beginning of year	1,000,656	229,650
End of year	$ 1,107,313	$ 1,000,656
Supplemental disclosures of cash flow information		
Income taxes paid	$ 129,990	$ 20,454
Interest paid	-	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Managers Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 trader the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is incorporated under the Laws of Delaware. The Company's principal business activity is to act as a distributor of mutual fund shares for a family of funds known as Managers.

The Company is a wholly owned subsidiary of Managers Investment Group LLC (the "LLC"), (formerly The Managers Funds LLC), a wholly owned subsidiary of Affiliated Managers Group ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue

The Company earns its revenue from the distribution of mutual funds. The distribution revenue is earned from the LLC. The Company earns 12b-1 fees, underwriter's commissions and contingent deferred sales charges. The 12b-1 fees are calculated based on various rates depending on the assets of a particular class of mutual fund shares. Contingent deferred sales charges are earned from mutual fund shareholders at varying rates ranging from 1% to 5%, depending on the class of mutual fund shares, determined at the shareholder's redemption date.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market funds, to be cash equivalents.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which exceed the federally insured limit of $100,000 per institution. The Company also maintains investments in money market funds, which are not federally insured.

3. **Income Taxes**

A summary of the provision for income taxes is as follows:

	2005	2004
Current		
Federal	$ 151,453	$ 245,123
State	45,300	59,623
Deferred	-	-
	$ 196,753	$ 304,746

4. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $693,855 of which $667,342 was in excess of the minimum net capital required of $26,513. As of December 31, 2004, the Company had net capital of $370,625, of which $329,665 was in excess of the minimum net capital required of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1 as of December 31, 2005, and was 1.66 to 1 as of December 31, 2004.

5. **Employee Benefit Plan**

AMG maintains a 401(k) savings and profit sharing plan (the "Plan") covering employees of the LLC and the Company. The Company's contributions to the Plan are based upon a percentage of the employee's eligible annual compensation. Contributions to the plan by the Company were $0 and $43,163 for the years ended December 31, 2005 and 2004, respectively.

6. **Related Party Transactions**

The Company provides distribution services for mutual fund shares in the Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust II. The distribution fee is based on a percentage of certain Company overhead expenses. The LLC provided approximately $766,000 and $690,000 of revenue to the Company for the years ended December 31, 2005 and 2004, respectively.

The LLC assumes certain of the Company's direct and indirect expenses such as occupancy, telephone, administrative and certain personnel costs. Pursuant to a services agreement between the Company and the LLC, the LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. During 2005, the fee totaled approximately $212,000. The officers of the Company serve as officers to related companies, including the LLC.

On December 31, 2004, all of the employees of the Company were terminated from the Company and on January 1, 2005 were hired by the LLC. Beginning on January 1, 2005, the LLC assumed all of the costs of these employees from the Company.

As of December 31, 2005 and 2004, the company had accounts receivable of $28,988 and $113,727, respectively, from the LLC for services rendered.

The Company maintains cash in the Managers Money Market Fund, to which the LLC provides administrative and shareholder services. The Company had approximately $685,000 and $781,000 in the Managers Money Market Fund at December 31, 2005 and 2004, respectively.

Supplemental Information

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Schedule I

Computation of Net Capital	
Total shareholder's equity	$ 953,346
Deduct non-allowable assets for net capital	243,740
Other deductions and/or charges	-
Net capital before haircuts on securities positions	1,197,086
Haircuts on securities positions	15,751
Net capital	$ 1,212,837
Computation of Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ 397,707
Total aggregate indebtedness	$ 397,707
Computation of Basic Net Capital Requirement	
Net capital requirement	26,513
Net capital in excess of requirement	667,342
Net capital	$ 693,855
Excess net capital at 1000%	$ 654,084
Ratio of aggregate indebtedness to net capital	0.57 to 1

There are no differences between the computation of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated January 18, 2006.

Managers Distributors, Inc. **Schedule II**
(a wholly-owned subsidiary of Managers Investment Group LLC)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The operations of the Corporation are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Managers Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Managers Distributors, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2006